Exhibit 99.1

BCE Board to nominate Louis Vachon as Chair of the Board in May 2026 following the retirement of Gordon Nixon

MONTRÉAL, Oct. 29, 2025 – BCE (TSX, NYSE: BCE) announced today that Gordon Nixon, who will reach the end of his 12-year term in 2026, will step down as Chair and not seek re-election as a Director at the Annual General Shareholder Meeting on May 7, 2026. Mr. Nixon joined the Board in 2014 and served as Chair for 10 years.

As part of the Board’s renewal and succession plan, the Board plans to nominate BCE Director Louis Vachon C.M., O.Q., as Chair of the Board of Directors, contingent upon his re-election as a Director by BCE shareholders. Mr. Vachon joined the BCE Board in 2022 and is a member of the Management Resources and Compensation Committee and Risk and Pension Fund Committee.

“It’s been an honour to serve as Chair of the BCE Board for the past 10 years. Bell is a storied company with services that touch the lives of so many Canadians. With the successful announcement of BCE’s three-year growth strategy shared at Investor Day, I’m pleased to announce Louis’ nomination as Chair in May 2026.

Louis is an outstanding business and community leader, and we are fortunate that he will lead the Board forward.”

•	Gordon Nixon, Chair of BCE Inc. and Bell Canada

“I would like to sincerely thank Gord for his leadership, guidance and counsel as we’ve reenergized Bell. And I’m thrilled that Louis has agreed to serve as our next Chair. I’ve witnessed his invaluable service to the Board over the last three years, drawing on his significant experience as a corporate director and his many years as President and CEO of National Bank of Canada. Shareholders have benefitted from his leadership and corporate governance expertise over the past few years, and I look forward to working with him as Chair.”

•	Mirko Bibic, President and CEO, BCE Inc. and Bell Canada

About BCE

BCE is Canada’s largest communications company1, leading the way in advanced fibre and wireless networks, enterprise services and digital media. By delivering next-generation technology that leverages cloud-based and AI-driven solutions, we’re keeping customers connected, informed and entertained while enabling businesses to compete on the world stage. To learn more, please visit Bell.ca or BCE.ca.

[1]	Based on total revenue and total combined customer connections.

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Krishna Somers

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